[redacted]

14048738

UNI
SECURITIES AND I
Washin

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2014
WASH, D.C.
189
SECTION

*AB 3/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marwood Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212-509-7800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name -- *if individual, state last, first, middle name*)

10 Melville Park Road	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OD 3/24/14

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013 7

Signature

Financial and Operations Principal
Title

Adina Davydov
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 17-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP LLC
(A Wholly Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

MARWOOD GROUP LLC
(A Wholly Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Marwood Group LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Marwood Group LLC (the "Company") (a wholly owned subsidiary of Marwood Group & Co. USA LLC), as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

MARCUMGROUP
MEMBER

Marcum LLP ■ 10 Melville Park Road ■ Melville, New York 11747 ■ **Phone** 631.414.4000 ■ **Fax** 631.414.4001 ■ **marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Group LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
February 27, 2014

MARWOOD GROUP LLC
(A Wholly Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash	$ 194,607	
Accounts receivable	675,826	
Total Assets		$ 870,433
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities		$ 40,177
Contingencies		
Member's Equity		830,256
Total Liabilities and Member's Equity		$ 870,433

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Marwood Group LLC (the "Company"), a wholly owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists primarily of acting as a placement agent for investment management firms.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2013, the Company determined that no reserve against accounts receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2013, one client accounted for approximately $635,800 or 94% of total accounts receivable.

INCOME TAXES

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of a limited liability company are taxed on their proportionate share of a company's Federal and State taxable income. Accordingly, no liability for Federal or State income taxes has been included in this financial statement.

The amount payable for the Company's share of the Parent's New York City Unincorporated Business Tax is calculated as if each company filed on a separate return basis and are recorded as a capital contribution from the Parent.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2013, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, Federal, State, and Local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include accounts receivable, and accrued expenses and other liabilities.

NOTE 3 - RELATED PARTY TRANSACTIONS

Effective January 1, 2013, the Company, its Parent, and their broker-dealer affiliate ("Affiliate") entered into a new expense sharing agreement (the "Expense Sharing Agreement") whereby the Parent provides certain services to the Company and Affiliate. These services, as defined in the Agreement, include office space and facilities, office support services, and administrative support services (including accounting, clerical, payroll administration, and information technology). Payments made in connection with providing these services are solely the responsibility of the Parent.

For the year ended December 31, 2013, expenses paid by the Parent and recorded as capital contributions to the Company totaled $240,209. Expenses paid by the Company and recorded as capital distributions to the Parent amounted to $47,383 for the year ended December 31, 2013.

The amount of income tax expense recorded as a capital contribution to the Company amounted to $134,700 for the year ended December 31, 2013.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2013, the Company had net capital of $192,021, which was $187,021 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .21 to 1 at December 31, 2013.

NOTE 5 - CONTINGENCIES

In December 2011, February 2012, March 2012, May 2012, and September 2013, the Company and certain of its employees, the Parent, and certain other entities owned by the Parent (the "Respondents") received informational subpoenas from the United States Securities and Exchange Commission relating to trading in the securities of Amlyn Pharmaceuticals. The Respondents are cooperating fully with these informational subpoenas. The Respondents do not maintain a trading desk or trade in these securities. The Company cannot at this time predict the outcome of this matter and there can be no assurances that the ultimate outcome will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued.